EXHIBIT 21.1

Name of Subsidiary	Jurisdiction of Incorporation

Actar Airforce, Inc.	Canada

Breas Medical AB	Sweden

Marquest Medical Products, Inc.	Colorado

Sleep Services of America, Inc. (formerly, National Sleep Technologies, Inc.)	Pennsylvania

Stelex—The Validation Group, Inc. (formerly, The Validation Group, Inc.)	Pennsylvania

Vital Path, Inc.	Pennsylvania

Thomas Medical Products, Inc.	Pennsylvania

Vital Signs Limited	United Kingdom

Vital Signs MN, Inc.	Minnesota